Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following presentation was posted on Adobe Systems Incorporated’s website on April 18, 2005:

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Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

Adobe and Macromedia

April 18, 2005

2005 Adobe Systems Incorporated. All Rights Reserved.

Forward Looking Statement Disclosure

This presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements in this presentation include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Adobe’s results, future expectations concerning available cash and cash equivalents, Adobe’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation.  Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in Adobe’s and Macromedia’s most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this presentation. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415.832.2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia’s proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.

Adobe’s Vision
Helping People and Organizations Communicate Better

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Adobe and Macromedia
Why?

•                  Communication paradigms are evolving…

•                  Explosive growth of digital content and non-PC communication devices

•                  Convergence of documents, media, applications, and communications into richer experiences

•                  … which is driving the expanding needs of our customers and our partners

Our Vision is the Same

Solutions

Platforms

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Solutions

Platforms
[LOGO]	Enterprise Document	[LOGO]	Enterprise Communication	[GRAPHIC]

Mobile

Strategic Rationale
Deliver Compelling Solutions

Creative Professional

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Digital Imaging & Video

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Enterprise

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Business User

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Emerging Businesses

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[LOGO] Industry Defining Technology Platforms [LOGO]

Creative Professional
Customer Benefits

Creative Professional
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Business User
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• Better product and technology integration

• Easier repurposing of content, especially to rich media and video, to a wider array of delivery platforms such as mobile devices

• Workflow improvements

• Reduced learning curves

Digital Imaging & Video
Customer Benefits

Digital Imaging & Video

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• End-to-end video workflow

• Ubiquitous instant-on video

• Flash video streaming service with industry leading partnerships

• Streamlined authoring

Enterprise
Customer Benefits

Enterprise

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• Knowledge workers

• Collaboration inside and outside an enterprise, regardless of OS and hardware environment

• Solutions which include non-PC and mobile devices

• Enterprise servers

• Provide a more complete solution for enterprise communication and collaboration

• Utilize document-based (PDF) and rich internet application (Flash) user interfaces

• Build integrated and improved developer tool sets

• Deliver standards-based platforms to industry partners

• Use Adobe’s brand and go-to-market infrastructure

Emerging Businesses

Emerging Businesses

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• Expand the wireless ecosystem to include developers and content publishers

• Ensure access to rich, dynamic content anytime, anywhere

• Enable custom-branded services

The Combined Company
A Diverse Set of Customers and Partners

Customers		Partners

•	Hobbyists

•	Creative professionals

•	Web professionals

•	Developers

•	Business users

•	Enterprises

Vertical markets		[LOGOS]

•	Education

•	Financial services

•	Government

•	Manufacturing

•	Mobile

•	Publishing

•	Telco

Transaction Summary

•                  $3.4 billion stock for stock deal

•                  Fixed exchange ratio of 0.69 Adobe shares for every Macromedia share

•                  Pro forma Adobe ownership of 18% for Macromedia stockholders

•                  Expected closing by Fall 2005

•                  Subject to Macromedia and Adobe stockholder approvals, and customary regulatory approvals

•                  Expected to be break even to slightly accretive to earnings in first 12 months after the close of transaction on a non-GAAP basis*

•                  Adobe Board of Directors has authorized $1 billion stock repurchase to be executed after close of the transaction

*Due the absence at this time of estimates of the acquisition-related restructuring cost and the allocation of the purchase price between goodwill, in-process R&D, other tangibles and equity-based compensation expenses related to SFAS 123R, Adobe is currently unable to provide GAAP estimates on future earnings. Adobe’s target of break even to slightly accretive to earnings on a non-GAAP basis assumes no adverse impact from the loss of deferred revenue in the first twelve months following the close due to purchase accounting.

Financial Summary
Income Statement – Trailing 4 Quarters

	[LOGO]		[LOGO]
	Ending 3/4/2005		Ending 12/31/2004

Revenue	$1,716	M	$422	M

Gross Margin	93%		93%

Operating Income	$599	M	$75	M

Operating Margin	35%		18%

Net Income	$459	M	$63	M

The information provided on this slide is presented in non-GAAP format – for Adobe, non-GAAP excludes, as applicable, investment gains/losses and a net tax benefit from foreign earnings repatriation; for Macromedia, non-GAAP excludes amortization and impairments developed technology and intangible assets, gains and losses on investments, write-offs of acquired in-process technology, a non-cash gain for the reduction in fair value of a liability assumed in an acquisition and the non-cash impact of re-measuring certain foreign-denominated tax assets and liabilities. Reconciliation of GAAP on a quarterly basis to non-GAAP can be found on each company’s investor relations website.

Financial Summary

Other Highlights

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	3/4/2005		12/31/2004

Cash & Cash Equivalents	$1,467	M	$341	M

Deferred Revenue	$57	M	$49	M

Headcount	4,016		1,417

Leadership

•                  Bruce Chizen will remain CEO

•                  Rob Burgess to join Adobe’s Board of Directors

•                  Shantanu Narayen will remain President and Chief Operating Officer of Adobe

•                  Stephen Elop will become Adobe’s President of Worldwide Field Operations

•                  Murray Demo will remain CFO of Adobe

•                  Betsey Nelson to co-lead integration team

•                  Senior leaders from both companies will have leadership positions in the combined company

Adobe and Macromedia

Summary

•                  Shared vision and complementary strategies

•                  Industry-defining technology platform

•                  More complete, integrated solutions

•                  Emerging growth opportunities

•                  Coming together from positions of financial strength

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